December 29, 2010

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Re:         TapImmune Inc. (the “Registrant”)
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010

Dear Mr. Rosenberg:

We have received your letter dated December 23, 2010 providing comments to the Registrant’s most recent Annual Report filed on Form 10-K and the Quarterly Reports filed on Form 10-Q for the first two quarters of 2010.  While we are reviewing your comments and preparing responses thereto, we do not believe that we will be able to complete our responses by January 11, 2011 due to our prior accountant having passed away since the reports you commented on were prepared and the vacation schedules of our current accountants and our auditors.  We expect to file as EDGAR correspondence a full response to your letter during the week of January 17, 2011.

If you have any questions with the above or prior to then, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:          Sasha Parikh, Staff Accountant
Don Abbot, Review Accountant